                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  IMATRON INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    737397109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


          ROBERT E. HEALING CORPORATE COUNSEL, GENERAL ELECTRIC COMPANY
                    3135 Easton Turnpike, Fairfield, CT 06431
                                 (203) 373-2243
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 19, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of Sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

CUSIP NO. 737397109

1.   Name Of Reporting Person
     I.R.S. Identification No. Of Above Person

          General Electric Company 14-0689340

2.   Check The Appropriate Box If A Member Of A Group*

          a)   / /

          b)   /X/

3.   SEC Use Only

4.   Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) /X/

6.   Citizenship or Place of Organization  NEW YORK

7.   Number of Shares Beneficially Owned by Each Reporting Person With

          7.   Sole Voting Power                       1000

          8.   Shared Voting Power                        0

          9.   Sole Dispositive Power                  1000

          10.  Shared Dispositive Power                   0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person 1000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)  100%

14.  Type of Reporting Person (See Instructions)  CO

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Agreement and Plan of Merger described in Item 6 of this Statement was entered into by GE and Imatron and was closed on December 19, 2001. The securities were acquired in connection with the closing of the Merger Agreement. Upon the closing of the Merger, each outstanding share of Imatron common stock was converted into the right to receive 0.051 shares of GE common stock, par value $0.06 per share, plus cash in lieu of fractional shares.

ITEM 4. PURPOSE OF TRANSACTION

     GE entered into the Merger Agreement described in Item 6 in order to acquire all of the outstanding Common Stock of Imatron. GE intends to operate Imatron as a wholly owned subsidiary. Following the Merger, GE, as the sole shareholder of Imatron, adopted new articles of incorporation and bylaws, changed the number of directors, elected new directors, and reduced the capitalization of Imatron. Imatron's common stock was, upon the consummation of the Merger, eligible for termination of registration and was delisted from the Nasdaq System.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

     (a) - (c) By reason of the Merger, GE owns 100% of the outstanding common stock of Imatron. GE has the sole power to vote all of the shares of Imatron stock. The Merger was effected on December 19, 2001, following a meeting of the stockholders of Imatron. The price per share of the transaction is described under Item 3.

     Except as described in this Schedule 13D, neither GE nor, to the best knowledge of GE, any of the persons listed in Item 2 above beneficially owns any shares of Imatron common stock. Except as described in this Schedule 13D, neither GE nor, to the best of its knowledge, any of the persons listed in Item 2 above has effected any transactions in Imatron common stock since the last
Schedule 13D was filed by the Reporting Person on September 26, 2001.

     (d)  Not applicable.

     (e)  Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 26, 2001
                                        GENERAL ELECTRIC COMPANY


                                        /s/ Robert E. Healing
                                        ------------------------------
                                        By: Robert E. Healing
                                            As Attorney-in-Fact*


* Power-of-Attorney incorporated herein by reference to the Statement of Beneficial Ownership on Form 13D filed by General Electric Company with regard to its beneficial ownership of shares of Mecon, Inc. Common Stock filed on December 3, 1999.